Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-177112

November 25, 2013

€ 700,000,000

3.000% Notes due 2022

FINAL TERM SHEET

November 25, 2013

Issuer:	Prologis, L.P.

Guarantor:	Prologis, Inc.

Legal Format:	SEC Registered

Security:	3.000% Notes due 2022

Size:	€700,000,000

Expected Ratings (Moody’s/S&P)*:	Baa2/BBB (Positive/Stable)

Maturity Date:	January 18, 2022

Coupon:	3.000% per annum, payable annually

Price to Public:	99.483%

Underwriting Discount:	0.40%

Net Proceeds, Before Expenses, to Issuer:	€693,581,000

Mid-Swaps Yield:	1.702%

Spread to Mid-Swap:	+ 137 basis points

Benchmark Bund:	2.000% DBR due January 4, 2022

Benchmark Bund Yield / Price:	1.398% / 104-58

Spread to Benchmark Bund:	+ 167.4 basis points

Yield to Maturity:	3.072%

Interest Payment Dates:	January 18 of each year, commencing January 18, 2015

Day Count Convention:	Actual/Actual (ICMA)

Optional Redemption:	At any time prior to October 18, 2021, based on the Comparable Government Bond Rate + 25 basis points or on or after October 18, 2021 at par.

Settlement Date:	December 3, 2013

Trade Date:	November 25, 2013

Use of Proceeds:	To use a portion of the net proceeds to repurchase all of the outstanding principal amount of the 5.875% Guaranteed Notes due October 23, 2014 of Prologis International Funding S.A., its majority-owned subsidiary (approximately €407 million of which is issued to third parties). Prologis will use the remaining net proceeds for general corporate purposes, including to repay or repurchase other indebtedness. In the short term, Prologis intends to use the net proceeds to repay borrowings under its multi-currency senior term loan and/or its global line of credit.

Currency of Payment:	All payments of interest and principal, including any payments made upon any redemption of the Notes, will be made in euro. If the euro is unavailable to the issuer due to the imposition of exchange controls or other circumstances beyond the issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the issuer or so used.

Payment of Additional Amounts:	The issuer will, subject to certain exceptions and limitations, pay additional amounts on the Notes as are necessary in order that the net payment by the issuer or the paying agent of the principal of and interest on the Notes to a holder who is not a United States person, after withholding or deduction for any present or future tax, duty assessment or other governmental charge imposed by the United States or a taxing authority in the United States will not be less than the amount provided in the Notes to be then due and payable.

Redemption for Tax Reasons:	The issuer may offer to redeem all, but not less than all, of the Notes in the event of certain changes in the tax laws of the United States (or any taxing authority in the United States). This redemption would be at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest on the Notes to, but not including, the date fixed for redemption.

Denominations:	€100,000 x €1,000

ISIN/Common Code/CUSIP:	XS0999296006 / 099929600 / 74340X AZ4

Listing:	The issuer intends to apply to list the Notes on the NYSE

Joint Book-Running Managers:	Deutsche Bank AG, London Branch J.P. Morgan Securities plc Merrill Lynch International The Royal Bank of Scotland plc

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Deutsche Bank AG, London Branch toll-free at 1-800-503-4611 or J.P. Morgan Securities plc at +44-207–134-2468 or Merrill Lynch International at 1-800-294-1322 or The Royal Bank of Scotland plc at 1-866-884-2071.